
PROSPECTUS                                      Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-58714

                               2,884,285 Shares

                            [EXTREME NETWORKS LOGO]

                                 Common Stock

     This prospectus relates to the public offering, which is not being underwritten, of shares of the common stock of Extreme Networks, Inc. (the
"Company" or "Extreme"). The shares of Extreme common stock may be offered by any of the selling stockholders named in this prospectus. We will receive no part of the proceeds of any sales made under this prospectus. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by such selling stockholders. None of the shares offered by this prospectus has been registered prior to the filing of the registration statement of which this prospectus is a part.

     The common stock offered in this prospectus may be offered and sold by the selling stockholders directly or through broker-dealers or underwriters acting solely as agents. In addition, the broker-dealers and underwriters may acquire the common stock as principals. The distribution of the common stock may be effected in one or more transactions. These transactions may take place through the Nasdaq National Market, privately negotiated transactions, underwritten public offerings, or a combination of any such methods of sale. These transactions may be made at market prices prevailing at the time of sale, prices related to the prevailing market prices or negotiated prices. Usual and customary or specially negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with these sales.

     The shares of Extreme are included for quotation in the Nasdaq National
Market under the symbol "EXTR." On April 24, 2001, the reported last sale price of Extreme common stock in the Nasdaq National Market was $24.81 per share.

     SEE "RISK FACTORS" ON PAGES 4 TO 14 FOR FACTORS THAT SHOULD BE CONSIDERED
BEFORE INVESTING IN THE SHARES OF EXTREME.

                                  ___________

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE
ADEQUACY OR ACCURACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS
A CRIMINAL OFFENSE.

                The date of this prospectus is April 25, 2001.
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                               TABLE OF CONTENTS

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PROSPECTUS SUMMARY........................................................     1

WHERE YOU CAN FIND ADDITIONAL INFORMATION.................................     3

INFORMATION INCORPORATED BY REFERENCE.....................................     3

FORWARD LOOKING INFORMATION...............................................     4

RISK FACTORS..............................................................     4

USE OF PROCEEDS...........................................................    15

SELLING STOCKHOLDERS......................................................    15

PLAN OF DISTRIBUTION......................................................    17

LEGAL MATTERS.............................................................    18

     You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the common stock.

                               PROSPECTUS SUMMARY
                               ------------------

     You should read the following summary together with the more detailed information regarding our Company, the common stock being sold in this offering, our financial statements and notes thereto appearing elsewhere in this prospectus.

     Extreme is a leading provider of broadband switching solutions. We believe we deliver a simplified approach for building networks consistent with our corporate vision of "Ethernet Everywhere." Using Ethernet and Internet Protocol standards, our simple-to-use products are designed to meet the growing needs of enterprise local area networks, service providers, metropolitan area networks, and web-content providers. Our product solutions offer the competitive advantages of superior performance, scalability to meet customer needs, flexibility with respect to the allocation of network resources, ease of use, and lower cost of network ownership.

     We achieve these advantages through the use of custom semiconductors in our products, also known as application specific integrated circuits, or ASICs, and by adopting uniform hardware and software designs throughout our product line. By using hardware-based architecture, our products are able to route network traffic, a function commonly referred to as Layer 3 switching, at a faster rate than by means of the software implementations used in competing products. Traditional Layer 3 products rely primarily on software that may result in slower traffic speeds and the loss of message packets in the switch during high network traffic periods. The ASIC-based, wire-speed architecture in our products is designed to avoid the loss of packets, and thereby improve overall system performance.

     We have achieved rapid growth by pursuing opportunities in both existing and new markets, including medium and large enterprises, service providers, web-content providers, and application service providers. Our customers operate in a dynamic business environment in which information is available from multiple sources, network traffic is unpredictable, and performance demands are continually rising. In response to these challenges, we aim to benefit our customers by offering products that target mission-critical web applications, such as server collocation, enterprise resource planning, e-commerce, Voice-over-Internet Protocol, and private intranets.

     The network switch market in which we operate has demonstrated significant growth in recent years. The Dell'Oro Group, a research and consulting firm, estimates in an independently prepared market report dated January 2001, that the market for Layer 3 switching equipment totaled $2.1 billion in 1999, and is expected to increase to approximately $6.8 billion in 2002. Furthermore, the same firm estimates the market for Layer 4 through 7 open systems interconnection model content networking devices to reach $1.8 billion in 2002. Extreme is in the process of extending its offering of Internet Protocol services to provide Layer 4 through 7 switching solutions required for building high-performance content-aware networks.

     We believe the past few years have witnessed a shift in the focus and direction of network infrastructure technology toward Internet Protocol and Ethernet-based switching networks. These networks offer a simplified, high-performance network architecture to meet existing and future application requirements. As a result, other competing technologies are giving way to a new industry convergence toward Internet Protocol and Ethernet-based switching.

     Our goal is to deliver a simplified approach for building network infrastructure and to facilitate communication for a broad range of user applications. Our family of BlackDiamond, Summit, and Alpine switching solutions incorporate a unique combination of an ASIC-based architecture and network management software offering the following benefits:

     . High performance: Our products provide Gigabit Ethernet and Fast Ethernet together with non-blocking, wire-speed Layer 3 switching.

     . Simplicity and consistency: Our products share the same hardware, software, and management architecture. This allows businesses to build a consistent end-to-end network that shares a common set of features, performance, and management capabilities, making our networks easier to manage and administer, and reducing the overall cost of network ownership.

     . Scalability: Our products offer high speed and bandwidth with the capability to scale networks to support demanding applications in the future.

     . Policy-Based Quality of Service: Our Policy-Based Quality of Service, or QoS, allows network managers to allocate and prioritize the bandwidth for specific applications and computer users. Accordingly, mission-critical traffic, such as e-commerce transactions, can receive more bandwidth and higher priority than less important traffic.

     We sell our products through domestic and international resellers, distributors, and our field sales organization. We have entered into agreements with more than 140 resellers in 50 countries, and we have established key relationships with leaders in the telecommunications, personal computer, and computer networking industries. Our field sales organization supports and develops leads for our resellers and distributors, and is actively working to expand the number of key accounts and strategic customers. Our products have been deployed in many organizations, ranging from companies in the fields of telecommunications, manufacturing, health care, computer services, media, and finance to educational and governmental institutions.

     We are incorporated in Delaware. Our executive offices are located at 3585 Monroe Street, Santa Clara, California 95051-1450 and our telephone number is
(408) 579-2800.

     Recent Developments

     On January 2, 2001, we announced that we signed a definitive agreement to acquire privately held Optranet, Inc., a developer of broadband access equipment. The total purchase price was approximately $73 million, payable in common stock and options to acquire common stock. The transaction closed on January 31, 2001 and will be accounted for under the purchase method of accounting.

     On March 2, 2001, we announced that we signed a definitive agreement to acquire privately held WebStacks, Inc., a developer of content networking devices. The total purchase price is up to approximately $90 million, payable in common stock, options to acquire common stock, and cash. The transaction closed on March 7, 2001 and will be accounted for under the purchase method of accounting.

     On April 5, 2001, we announced that we expected revenue for the third quarter ended March 31, 2001 to be approximately $110 to $115 million. Based on these revenues, we expect to report a pro forma loss of approximately $0.06 to $0.08 per share for the quarter, as further detailed in the Form 8-K filed with the Securities and Exchange Commission on April 6, 2001 and incorporated by reference herein.

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                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed a registration statement on Form S-3 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are a part of the registration statement. For further information with respect to us and our common stock, please refer to the registration statement and the exhibits and schedules filed with it. You may read and copy any document which we file with the SEC at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, or in New York, New York and Chicago, Illinois.

     We are also subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended. We file reports, proxy statements, and other information with the SEC to comply with the Exchange Act. These reports, proxy statements, and other information can be inspected and copied on the Internet at http://www.sec.gov; at the SEC's regional offices at:
Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 to obtain information regarding the operation of the Public Reference Room. Reports, proxy statements, and other information concerning our company also may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                     INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Any information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents we file with the SEC. This registration statement incorporates by reference the documents listed below that we have previously filed with the Securities and Exchange Commission. They contain important information about us and our financial condition.

     The following documents filed with the SEC are incorporated by reference into this prospectus:

     .    our Annual Report on Form 10-K for the year ended July 2, 2000;

     . our Definitive Proxy Statement relating to the Annual Meeting of Stockholders held on November 21, 2000;

     . our Quarterly Reports on Form 10-Q for the quarters ended October 1, 2000 and December 31, 2000;

     .    our Current Report on Form 8-K filed with the SEC on April 6, 2001;
          and

     . the description of our common stock contained in "Description of Capital Stock" contained in our Registration Statement on Form S-1 filed with the SEC on February 5, 1999.

     All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of securities contemplated by this prospectus shall be deemed to be incorporated by reference in this prospectus. Those documents shall be considered to be a part of this prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for all purposes of this prospectus and the registration statement to the extent that a statement contained in this prospectus, in any document incorporated by reference or in any subsequently filed document which also is incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered a copy of any and all of the documents referred to above which have been or may be

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

incorporated in this prospectus by reference and were not delivered with this prospectus. We will not deliver exhibits to such documents, unless such exhibits are specifically incorporated by reference. We will provide this information upon written or oral request by a person to whom we delivered a copy of the prospectus. Requests for such copies should be directed to our principal executive offices located at 3585 Monroe Street, Santa Clara, California 95051,
Attention: Secretary. Our general telephone number is (408) 579-2800.

                          FORWARD LOOKING INFORMATION

     Some of the information in this prospectus, including the following risk factors section, contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of such terms and other comparable terminology. These statements are only predictions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risks faced by us described below and elsewhere in this prospectus.

     We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors listed below, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results, and financial condition.

                                 RISK FACTORS

     You should carefully consider the risks described below, in addition to the other information in this prospectus, before purchasing shares of our common stock. Each of these risk factors could adversely affect our business, financial condition, and operating results as well as adversely affect the value of an investment in our common stock.

Factors That May Affect Our Results

We Have a Limited History of Profitability and We Cannot Assure You that We Will Continue to Achieve Profitability

     Although our revenue has grown in recent quarters, we cannot be certain that we will realize sufficient revenue in any period to achieve continued profitability. Fiscal 2000 was the first year in which Extreme achieved profitability in each of the four quarters. We anticipate continuing to incur significant sales and marketing, product development and general and administrative expenses and, as a result, we will need to generate significantly higher revenue to sustain profitability. In particular, we have significantly increased the number of our sales and marketing personnel. In addition, the amortization of purchased goodwill and intangibles, and deferred compensation associated with acquisitions, will result in material charges.

A Number of Factors Could Cause Our Quarterly Financial Results to Be Worse Than Expected, Resulting in a Decline in Our Stock Price

     We plan to increase our operating expenses to expand our sales and marketing activities, broaden our customer support capabilities, develop new distribution channels, fund increased levels of research and development and build our operational infrastructure. We base our operating expenses on anticipated revenue trends and a high percentage of our expenses are fixed in the short term. As a result, any delay in generating or recognizing revenue could cause our quarterly operating results to be below the expectations of public market analysts or investors, which could cause the price of our common stock to fall.

     We may experience a delay in generating or recognizing revenue for a number of reasons. Orders at the beginning of each quarter typically do not equal expected revenue for that quarter and are generally cancelable at any time. Accordingly, we are dependent upon obtaining orders in a quarter for shipment in that quarter to achieve our revenue objectives. In addition, the timing of product releases, purchase orders and product availability could result in significant product shipments at the end of a quarter. Failure to ship these products by the end of a quarter may adversely affect our operating results. Furthermore, our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders within specified timeframes without significant penalty. Furthermore, some of our customer agreements include acceptance provisions that delay our ability to recognize revenue upon shipment.

     Our quarterly revenue and operating results have varied significantly in the past and may vary significantly in the future due to a number of factors, including, but not limited to, the following:

     . fluctuations in demand for our products and services, including seasonality, particularly in Asia and Europe;

     . unexpected product returns or the cancellation or rescheduling of orders;

     . our ability to develop, introduce, ship and support new products and product enhancements and manage product transitions;

     .    announcements and new product introductions by our competitors;

     . our ability to develop and support customer relationships with service providers and other potential large customers;

     .    our ability to achieve targeted cost reductions;

     . our ability to obtain sufficient supplies of sole or limited sourced components for our products on a timely basis;

     .    increases in the prices of the components we purchase;

     . our ability to achieve and maintain desired production volumes and quality levels for our products;

     . the mix of products sold and the mix of distribution channels through which products are sold;

     . costs relating to possible acquisitions and the integration of technologies or businesses;

     . the effect of amortization of goodwill, deferred compensation, and purchased intangibles resulting from existing or new transactions; and

     . changes in general and/or specific economic conditions in the networking industry.

     Due to the foregoing factors, we believe that period-to-period comparisons of our operating results should not be relied upon as an indicator of our future performance.

Intense Competition in the Market for Networking Equipment Could Prevent Us from Increasing Revenue and Prevent Us from Sustaining Profitability

     The market for networking switches is intensely competitive. Our principal competitors include Cisco Systems, Foundry Networks, Riverstone Networks, and Nortel Networks. In addition, a number of private companies have announced plans for new products that may compete with our own products. Many of our current and potential competitors have the advantages over us of longer operating histories and substantially greater financial, technical, sales, marketing, and other resources, in addition to greater name recognition and larger

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installed customer bases.  These competitors may have developed, or could in the future, develop new competing products based on technologies that render our products obsolete.

     To remain competitive, we believe we must, among other things, invest significant resources in developing new products enhancing our current products and maintaining customer satisfaction. If we fail to do so, our products may not compete favorably with those of our competitors, which could have a material adverse effect on our revenue and future profitability.

We Expect the Average Selling Prices of Our Products to Decrease Which May Reduce Gross Margins or Revenue

     The network equipment industry has experienced rapid erosion of average selling prices due to a number of factors, including competitive pricing pressures and rapid technological change. We may experience substantial period-to-period fluctuations in future operating results due to the erosion of our average selling prices. We anticipate that the average selling prices of our products will decrease in the future in response to competitive pricing pressures, increased sales discounts, and new product introductions by us or our competitors, including, for example, competitive products manufactured with low cost merchant silicon. Therefore, to maintain our gross margins, we must develop and introduce on a timely basis new products and product enhancements and continually reduce our product costs. Our failure to do so would cause our revenue and gross margins to decline, which could have a material adverse effect on our operating results and cause the price of our common stock to decline.

The Market in Which We Compete is Subject to Rapid Technological Change and to Compete, We Must Continually Introduce New Products that Achieve Broad Market Acceptance

     The network equipment market is characterized by rapid technological change, frequent new product introductions, changes in customer requirements, and evolving industry standards. If we do not address these changes by regularly introducing new products, our product line will become obsolete. Developments in routers and routing software could also significantly reduce demand for our product. Alternative technologies could achieve widespread market acceptance and displace the Ethernet technology on which our product lines and architecture are based. We cannot assure you that our technological approach will achieve broad market acceptance or that other technologies or devices will not supplant our own products and technology.

     When we announce new products or product enhancements that have the potential to replace or shorten the life cycle of our existing products, customers may defer purchasing our existing products. These actions could have a material adverse effect on our operating results by unexpectedly decreasing sales, increasing inventory levels of older products, and exposing us to greater risk of product obsolescence. The market for switching products is evolving and we believe our ability to compete successfully in this market is dependent upon the continued compatibility and interoperability of our products with products and architectures offered by other vendors. In particular, the networking industry has been characterized by the successive introduction of new technologies or standards that have dramatically reduced the price and increased the performance of switching equipment. To remain competitive we need to introduce products in a timely manner that incorporate or are compatible with these emerging technologies. We cannot assure you that new products will be commercially successful. We have experienced delays in releasing new products and product enhancements in the past that has resulted in lower quarterly revenue than anticipated. We may experience similar delays in product development and release in the future and any delay in product introduction could adversely affect our ability to compete and cause our operating results to be below our expectations or the expectations of public market analysts or investors.

Continued Rapid Growth Will Strain Our Operations and Will Require Us to Incur Costs to Upgrade Our Infrastructure

     We have experienced a period of rapid growth and expansion that has placed, and continues to place, a significant strain on our resources. Even if we manage this growth effectively, we may make mistakes in operating our business such as inaccurate sales forecasting, incorrect material planning, or inaccurate financial reporting, which may result in unanticipated fluctuations in our operating results. Our net revenue increased significantly during the last fiscal year, and from December 31, 1999 to December 31, 2000, the number of our employees increased from 367 to 924. We expect our anticipated growth and expansion to strain our management, operational,

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

and financial resources. Our management team has had limited experience managing such rapidly growing companies on a public or private basis. To accommodate this anticipated growth, we will be required to:

     . improve and update operational, information and financial systems, procedures and controls;

     . hire, train, and manage additional qualified personnel in the fields of engineering, sales, marketing, and networking technology; and

     . effectively manage multiple relationships with our customers, suppliers, and other third parties.

     We may not be able to install adequate control systems in an efficient and timely manner, and our current or planned personnel systems, procedures, and controls may not be adequate to support our future operations. We may need to modify and improve our management information system to meet the increasing needs associated with our growth. The difficulties associated with installing and implementing these new systems, procedures, and controls may place a significant burden on our management and our internal resources. In addition, as we grow internationally, we need to expand our worldwide operations and enhance our communications infrastructure. Any delay in the implementation of such new or enhanced systems, procedures or controls, or any disruption in the transition to such new or enhanced systems, procedures or controls, could adversely affect our ability to accurately forecast sales demand, manage our supply chain and record and report financial and management information on a timely and accurate basis.

We Must Develop and Expand Our Indirect Distribution Channels to Increase Revenues and Improve Our Operating Results

     Our distribution strategy focuses primarily on developing and expanding indirect distribution channels through resellers and distributors, in addition to expanding our field sales organization. If we fail to develop and cultivate relationships with significant resellers, or if these resellers are not successful in their sales efforts, sales of our products may decrease and our operating results would suffer. Many of our resellers also sell products that compete with our products. We are developing a two-tier distribution structure in Europe and the United States which has and will require us to enter into agreements with a number of stocking distributors. We have entered into two-tier distribution agreements; however, we cannot assure you that we will continue to be able to enter into additional distribution agreements or that we will be able to successfully manage the transition of resellers to a two-tier distribution channel. Our failure to do so could limit our ability to grow or sustain revenue. In addition, our operating results will likely fluctuate significantly depending on the timing and amount of orders from our resellers. We cannot assure you that our resellers will market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and technical support.

     In an effort to support and develop leads for our indirect distribution channels and to expand our direct sales to customers, we plan to continue to expand our field sales and support staff. We cannot assure you that this internal expansion will be successfully completed, that the cost of this expansion will not exceed the revenues generated, or that our expanded sales and support staff will be able to compete successfully against the significantly more extensive and well-funded sales and marketing operations of many of our current or potential competitors. Our inability to effectively establish our distribution channels or manage the expansion of our sales and support staff would materially adversely affect our ability to grow and increase revenue.

Most of Our Revenue is Derived From Sales of Three Product Families, So We are Dependent on Widespread Market Acceptance of These Products; Future Performance will Depend on the Introduction and Acceptance of New Products

     In the quarter ended December 31, 2000, we derived substantially all of our revenue from sales of our Summit, BlackDiamond, and Alpine product families. We expect that revenue from these product families will account for a substantial portion of our revenue for the foreseeable future. Accordingly, widespread market acceptance of our product families is critical to our future success. Factors that may affect the market acceptance of our products include market acceptance of switching products, and Gigabit Ethernet and Layer 3 switching technologies in particular, in the enterprise, service provider and metropolitan area network markets, the performance, price and total cost of ownership of our products, the availability and price of competing products and technologies, and the success and development of our resellers, distributors, and field sales channels. Many of these factors are beyond our control. Our future performance will also depend on the successful development, introduction, and market acceptance of new and enhanced products that address customer requirements in a cost-effective manner. In the past we have experienced delays in product development and such delays may occur in the future. We introduced a new product family in fiscal 2000 that is based on a new generation chip set. In addition, we also introduced new products within our existing product lines that incorporate this new chip set. The introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. Therefore, to the extent customers defer or cancel orders in the expectation of any new product release, any delay in development or introduction could cause our operating results to suffer. Failure of our existing or future products to maintain and achieve widespread levels of market acceptance may significantly impair our revenue growth.

If a Key Reseller, Distributor, or Other Significant Customer Cancels or Delays a Large Purchase, Our Revenues May Decline and the Price of Our Stock May Fall

     To date, a limited number of resellers, distributors, and other customers have accounted for a significant portion of our revenue. If any of our large customers stop or delay purchases, our revenue and profitability would be adversely affected. For example, for the six months ended December 31, 2000, Tech Data Corporation accounted for 14% of our net revenue. Because our expense levels are based on our expectations as to future revenue and to a large extent are fixed in the short term, a substantial reduction or delay in sales of our products to, or the loss of any significant reseller, distributor, or other customer, or unexpected returns from resellers could harm our business, operating results and financial condition. Although our largest customers may vary from period-to-period, we anticipate that our operating results for any given period will continue to depend to a significant extent on large orders from a small number of customers, particularly in view of the high sales price per unit of our products and the length of our sales cycles.

     While our financial performance depends on large orders from a few key resellers, distributors, and other significant customers, we do not have binding commitments from any of them. For example:

     . our service provider and enterprise network customers can stop purchasing and our resellers, and distributors can stop marketing our products at any time;

     . our reseller agreements generally are not exclusive and are for one-year terms, with no obligation of the resellers to renew the agreements;

     . our reseller agreements provide for discounts based on expected or actual volumes of products purchased or resold by the reseller in a given period; and

     . our reseller, distributor and end-user customer agreements generally do not require minimum purchases.

     Under specified conditions, some third-party distributors are allowed to return products to us. Extreme defers recognition of revenue on sales to distributors until the distributors sell the product.

Some of Our Customers Depend on the Internet and its Rapid Growth for All or Substantially All of Their Revenue and May Not Have the Resources to Pay for Our Products as a Result of the Current Economic Environment

     Some of our customers depend on the Internet and its rapid growth for all or substantially all of their revenue. However, with the recent economic slowdown, these customers are forecasting that their revenue for the foreseeable future will generally be lower than anticipated, and some of these customers are experiencing, or are likely to experience, serious cash flow problems. As a result, if some of these customers are not successful in generating sufficient revenue or securing alternate financing arrangements, we may not be able to collect the receivables that they owe us. The inability of some of our potential customers to pay us for our products may adversely affect our timing of revenue recognition, which may cause our stock price to decline.

The Sales Cycle for Our Products is Long and We May Incur Substantial Non-Recoverable Expenses or Devote Significant Resources to Sales that Do Not Occur When Anticipated

     The timing of our sales revenue is difficult to predict because of our reliance on indirect sales channels and the length and variability of our sales cycle. Our products have a relatively high sales price per unit, and often represent a significant and strategic decision by an enterprise regarding its communications infrastructure. Accordingly, we point out that:

     . the decision by customers to purchase our products is often based on the results of a variety of internal procedures associated with the evaluation, testing, implementation and acceptance of new technologies;

     . the evaluation process frequently results in a lengthy sales process, typically ranging from three months to longer than a year, and as a result, our ability to sell products is subject to a number of significant risks, including budgetary constraints and internal acceptance reviews; and

     . the length of our sales cycle may also vary substantially from customer to customer. We may incur substantial sales and marketing expenses and expend significant management effort during the time that customers are evaluating products in consideration of a possible purchase; and

     . if a sales forecast from a specific customer for a particular quarter is not realized in that quarter, we may be unable to compensate for the shortfall, which could harm our operating results.

We Purchase Several Key Components for Products From Single or Limited Sources and Could Lose Sales if These Sources Fail to Fill Their Needs

     We currently purchase several key components used in the manufacture of our products from single or limited sources and are dependent upon supply from these sources to meet our needs. Certain components such as tantalum capacitors, static random access memory, or SRAM, and printed circuit boards have been and may in the future be in short supply. While we have been able to meet our needs to date, we have in the past and are likely in the future to encounter shortages and delays in obtaining these or other components and this could have a material adverse effect on our ability to meet customer orders. Our principal sole sourced components include:

     .    ASICs;

     .    microprocessors;

     .    programmable integrated circuits;

     .    selected other integrated circuits;

     .    cables;

     .    custom power supplies; and

     .    custom-tooled sheet metal.

Our principal limited sourced components include:

     .    flash memories;

     . dynamic and static random access memories, commonly known as DRAMs and SRAMs, respectively; and

     .    printed circuit boards.

     We use a rolling six-month forecast based on anticipated product orders to determine our material requirements. Lead times for materials and components we order vary significantly, and depend on factors such as the specific supplier, contract terms, and demand for a component at a given time. If orders do not match forecasts, we may have excess or inadequate inventory of certain materials and components, which could have a material adverse effect on our operating results and financial condition. From time-to-time we have experienced shortages and allocations of certain components, resulting in delays in filling orders. In addition, during the development of our products we have experienced delays in the prototyping of our ASICs, which in turn has led to delays in product introductions.

We Need to Expand Our Manufacturing Operations and We Depend on Contract Manufacturers for Substantially All of Our Manufacturing Requirements

     If the demand for our products continues to grow, we will need to increase our material purchases, contract manufacturing capacity and internal test and quality functions. Any disruptions in product flow could limit our revenue, adversely affect our competitive position and reputation, and result in additional costs or cancellation of orders under agreements with our customers.

     We rely on third party contractors to manufacture our products. We currently subcontract our manufacturing to three companies - Flextronics International, Ltd., located in San Jose, California, MCMS, Inc., located in Boise, Idaho, and Solectron Corporation, located in Milpitas, California. We have experienced delays in product shipments from contract manufacturers in the past, which in turn delayed product shipments to our customers. We may in the future experience similar or other problems, such as inferior quality and insufficient quantity of product, any of which could have a material adverse effect on our business and operating results. There can be no assurance that we will effectively manage our contract manufacturers or that these manufacturers will meet our future requirements for timely delivery of products of sufficient quality and quantity. We intend to regularly introduce new products and product enhancements, which will require that we rapidly achieve volume production by coordinating our efforts with those of our suppliers and contract manufacturers. The inability of our contract manufacturers to provide us with adequate supplies of high-quality products or the loss of any of our contract manufacturers would cause a delay in our ability to fulfill orders and would have a material adverse effect on our business, operating results and financial condition.

     As part of our cost-reduction efforts, we will need to realize lower per unit product costs from our contract manufacturers by means of volume efficiencies. However, we cannot be certain when or if such price reductions will occur. The failure to obtain such price reductions would adversely affect our gross margins and operating results.

We and Manufacturers of Our Products Rely on a Continuous Power Supply to Conduct Operations, and California's Current Energy Crisis Could Disrupt Our Business and Increase Our Expenses

     California is in the midst of an energy crisis that could disrupt our operations and increase our expenses. In the event of an acute power shortage, that is, when power reserves for California fall below 1.5%, electricity providers have on some occasions implemented, and may in the future continue to implement, rolling blackouts. Two of the three manufacturers of our products, Flextronics and Solectron, are located in California. As a result of this crisis, these contractors may be unable to manufacture sufficient quantities of our products to meet our needs, or they may increase the fees charged for their services. We do not have long-term contracts with either Flextronics or Solectron. The inability of our contract manufacturers to provide us with adequate supplies of products would cause a delay in our ability to fulfill our orders, which would hurt our business, and any increase in their fees could adversely affect our financial condition.

     In addition, the majority of our operations are located in California. We currently do not have backup generators or alternate sources of power in the event of a blackout. If blackouts interrupt our power supply, we would temporarily be unable to continue operations at our facilities. Any such interruption in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which could substantially harm our business and results of operation.

If We Lose Key Personnel or are Unable to Hire Additional Qualified Personnel as Necessary, We May Not Be Able to Successfully Manage Our Business or Achieve Our Objectives

     Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing and operations personnel, many of whom would be difficult to replace. In particular, we believe that our future success is highly dependent on Gordon Stitt, chairman, president and chief executive officer, Stephen Haddock, vice president and chief technical officer, and Herb Schneider, vice president of engineering. We do not have employment contracts with these personnel nor do we carry life insurance on any of our key personnel.

     We believe our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, finance, and operations personnel. Competition for these personnel is intense, especially in the San Francisco Bay Area, and we have had difficulty hiring employees, particularly software engineers, in the timeframe we desire. There can be no assurance that we will be successful in attracting and retaining such personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring desired personnel, particularly engineers and sales personnel, could make it difficult for us to manage our business and meet key objectives, such as new product introductions. In addition, companies in the networking industry whose employees accept positions with competitors frequently claim that competitors have engaged in unfair hiring practices. We have from time to time received claims like this from other companies and, although to date they have not resulted in material litigation, we cannot assure you that we will not receive additional claims in the future as we seek to hire qualified personnel or that such claims will not result in material litigation. We could incur substantial costs in defending ourselves against any such claims, regardless of the merits of such claims.

Our Products Must Comply With Evolving Industry Standards and Complex Government Regulations or Our Products May Not Be Widely Accepted, Which May Prevent Us From Sustaining Our Revenues or Achieving Profitability

     The market for network equipment products is characterized by the need to support industry standards as different standards emerge, evolve and achieve acceptance. We will not be competitive unless we continually introduce new products and product enhancements that meet these emerging standards. In the past, we have introduced new products that were not compatible with certain technological changes, and in the future we may not be able to effectively address the compatibility and interoperability issues that arise as a result of technological changes and evolving industry standards. Our products must comply with various U.S. federal government regulations and standards defined by agencies such as the Federal Communications Commission, in addition to standards established by governmental authorities in various foreign countries and recommendations of the International Telecommunication Union. If we do not comply with existing or evolving industry standards or if we fail to obtain timely domestic or foreign regulatory approvals or certificates we will not be able to sell our products where these standards or regulations apply, which may prevent us from sustaining our revenues or achieving profitability.

Failure to Successfully Integrate Our Expanded Sales and Support Organizations into Our Operation or Educate Them About Our Product Families Will Hurt Our Operating Results

     Our products and services require a sophisticated sales effort targeted at several levels within a prospective customer's organization. Unless we expand our sales force we will not be able to increase revenues. We cannot assure you that we will be able to educate new employees about our product families or successfully integrate new employees into our company. A failure to do so will hurt our revenue growth and consequently hurt our operating results.

We Depend Upon International Sales for Much of Our Revenue and Our Ability to Sustain and Increase Our International Sales Depends on Successfully Expanding Our International Operations

     Our ability to grow will depend in part on the expansion of international sales that are expected to continue to constitute a significant portion of our sales. Sales to customers outside of North America accounted for approximately 54% and 47% of our net revenue in the six months ended December 31, 2000 and December 31,

1999, respectively. Our international sales primarily depend on our resellers and distributors. The failure of our resellers and distributors to sell our products internationally would limit our ability to sustain and grow our revenue. In addition, there are a number of risks arising from our international business, including:

     .    longer accounts receivable collection cycles;

     .    difficulties in managing operations across disparate geographic areas;

     . difficulties associated with enforcing agreements through foreign legal systems;

     . the payment of operating expenses in local currencies, which exposes us to risks of currency fluctuations;

     .    import or export licensing requirements;

     .    potential adverse tax consequences; and

     .    unexpected changes in regulatory requirements.

     Our international sales currently are U.S. dollar-denominated. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets.
In the future, we may elect to invoice some of our international customers in local currency which will expose us to fluctuations in exchange rates between the U.S. dollar and the particular local currency. If we do so, we may decide to engage in hedging transactions to minimize the risk of such fluctuations. We have entered into foreign exchange forward contracts to offset the impact of payment of operating expenses in local currencies to some of our operating foreign subsidiaries. However, if we are not successful in managing these hedging transactions, we could incur losses from hedging activities. Because we currently denominate sales in U.S. dollars, we do not anticipate that the adoption of the Euro as a functional legal currency of certain European countries will materially affect our business.

We May Engage in Future Acquisitions that Dilute the Ownership Interests of Our Stockholders, Cause Us to Incur Debt, and Assume Contingent Liabilities

     As part of our business strategy, we review acquisition and strategic investment prospects that would complement our current product offerings, augment our market coverage or enhance our technical capabilities, or that may otherwise offer growth opportunities. We are reviewing investments in new businesses and we expect to make investments in and to acquire businesses, products, or technologies in the future. In the event of any future acquisitions, we could:

     . issue equity securities which would dilute current stockholders' percentage ownership;

     .    incur substantial debt;

     . incur goodwill that, under current accounting rules, must be amortized over time, reducing our net income;

     .    assume contingent liabilities; or

     .    expend significant cash.

     These actions by us could have a material adverse effect on our operating results and/or the price of our common stock. In addition, with any acquisition, we may be required to absorb the costs associated with the acquisition long before we are able to realize any benefits from the acquisition.

     Acquisitions and investment activities also entail numerous risks, including:

     . difficulties in the assimilation of acquired operations, technologies, or products;

     . unanticipated costs associated with the acquisition or investment transaction;

     .    diversion of management's attention from other business concerns;

     . adverse effects on existing business relationships with suppliers and customers;

     . risks associated with entering markets in which we have no or limited prior experience;

     .    potential loss of key employees of acquired organizations; and

     . substantial charges for amortization of goodwill or purchased intangibles or similar items.

     We cannot assure you that we will be able to successfully integrate any businesses, products, technologies, or personnel that we might acquire in the future, and our failure to do so could have a material adverse effect on our business, operating results and financial condition. Moreover, even if the company does obtain benefits in the form of increased sales and earnings, often times there is a lag between the time when the expenses associated with an acquisition are incurred and the time when the company achieves such results. This is particularly relevant in cases where it is necessary to integrate new types of technology into our existing portfolio and new types of products may be targeted for potential customers with which we do not have pre-existing relationships.

We May Need Additional Capital to Fund Our Future Operations and, If It Is Not Available When Needed, Extreme May Need to Reduce Its Planned Development and Marketing Efforts, Which May Reduce Our Revenues and Prevent Us From Achieving Profitability

     We believe that our existing working capital, proceeds from the initial public offering in April 1999, proceeds from the secondary offering in October 1999, and cash available from credit facilities and future operations will enable us to meet our working capital requirements for at least the next 12 months. However, if cash from future operations is insufficient, or if cash is used for acquisitions or other currently unanticipated uses, we may need additional capital. The development and marketing of new products and the expansion of reseller and distribution channels and associated support personnel is expected to require a significant commitment of resources. In addition, if the market for our products were to develop more slowly than anticipated or if we fail to establish significant market share and achieve a meaningful level of revenues, we may continue to utilize significant amounts of capital. As a result, we could be required to raise substantial additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to existing stockholders. If additional funds are raised through the issuance of debt securities, such securities may have rights, preferences and privileges senior to holders of common stock and the term of such debt could impose restrictions on our operations. We cannot assure you that such additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain such additional capital, we may be required to reduce the scope of our planned product development and marketing efforts, which would harm our business, financial condition and operating results.

If Our Products Contain Undetected Software or Hardware Errors, We Could Incur Significant Unexpected Expenses and Lost Sales

     Network products frequently contain undetected software or hardware errors when first introduced upon the release of new versions. In the past, we have experienced such errors in connection with new products and product upgrades.
We expect that such errors will be found from time to time in new or enhanced products after the commencement of commercial shipments. These problems may materially adversely affect our business by causing us to incur significant warranty and repair costs, diverting the attention of our engineering personnel from our product development efforts, and causing significant customer relations problems.

     Our products must successfully interoperate with products from other vendors. As a result, when problems occur in a network, it may be difficult to identify the source of the problem. The occurrence of hardware and software errors, whether caused by our products or another vendor's products, could result in the delay or loss of market acceptance of our products and any necessary revisions may result in the incurrence of significant expenses. The occurrence of any such problems would likely have a material adverse effect on our business, operating results and financial condition.

Our Ability to Protect Our Intellectual Property and Defend Against Claims May be Limited and May Adversely Affect Our Ability to Compete

     We rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. However, we cannot assure you that the actions we have taken will adequately protect our intellectual property rights. The networking industry in which Extreme operates is prone to intellectual property claims by and among competing parties. We cannot assure you that we will always successfully defend against such claims.

     We also enter into confidentiality or license agreements with our employees, consultants, and corporate partners, and control access to and distribution of our software, documentation, and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology.

We Are Subject to a Claim and Could Enter Litigation Regarding Intellectual Property Rights, Which Could Seriously Harm Our Business and Require Us to Incur Significant Costs

     If we infringe the proprietary rights of others, we could be compelled to either obtain a license to those intellectual property rights or alter our products so that these no longer infringe upon the proprietary rights of a third party. Any license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical. Litigation resulting from claims that we are infringing others propriety rights could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition, and results of operations.

     We have received notice from three companies alleging that we are infringing their patents. One of these companies, Nortel Networks, has filed a claim against us alleging patent infringement. We are examining this claim and believe it is without merit. However, we are continuing our investigation of the claim. If judgments by a court of law on this or any other claim received in the future were to be upheld, the consequences to us may be severe and could require us to, among other actions:

     . stop selling our products that incorporate the challenged intellectual property;

     . obtain a license to sell or use the relevant technology, which license may not be available on reasonable terms or at all;

     .  pay damages; or

     .  redesign those products that use the disputed technology.

If we are forced to take any of the foregoing actions, our business could be severely harmed.

Provisions in Our Charter or Agreements May Delay or Prevent a Change of Control

     Provisions in our certificate of incorporation and bylaws may delay or prevent a change of control or changes in our management. These provisions include:

     .  the division of the board of directors into three separate classes;

     . the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors; and

     . the ability of the board of directors to alter our bylaws without getting stockholder approval.

     Furthermore, we are subject to the provisions of section 203 of the Delaware General Corporation Law. These provisions prohibit large stockholders, in particular those owning 15% or more of the outstanding voting stock, from consummating a merger or combination with a corporation unless this stockholder receives board approval for the transaction or 66 2/3% of the shares of voting stock not owned by the stockholder approve the merger or combination.

                                USE OF PROCEEDS

     Extreme will not receive any proceeds from the sale of common stock by the selling stockholders. See "Selling Stockholders" and "Plan of Distribution."

                             SELLING STOCKHOLDERS

     A total of 2,884,285 shares of common stock are being registered in this offering for the account of the selling stockholders. All of the selling stockholders acquired the shares of common stock as part of our acquisition of WebStacks, Inc. in March 2001. These shares are being registered pursuant to the terms of the acquisition. The following table sets forth information known to us with respect to the selling stockholders for whom we are registering the shares for resale to the public. The shares being registered under the registration statement of which this prospectus is a part will be sold, if at all, by the selling stockholders listed below. Unless otherwise indicated, each of these selling stockholders own less than one percent of our outstanding common stock.

                                                         Number of Vested     Number of Unvested
                                                              Shares                Shares
                                                           Beneficially          Beneficially       Number of    Shares Beneficially
                                                          Owned Prior to        Owned Prior to     Shares That     Owned After the
                 Name of Selling Stockholders              the Offering          the Offering /(1)/ May Sold          Offering
                 ----------------------------            ----------------     ------------------   -----------   -------------------
Norwest Venture Partners VIII, LP (2)                         795,533                    0           795,533               0
NVP Entrepreneurs Fund VIII, LP (2)                            40,306                    0            40,306               0
Ratinder Paul Singh Ahuja                                     208,960              125,376           334,336               0
Chien C. Chou                                                  45,971              101,136           147,107               0
Timon Sloane                                                        0              133,734           133,734               0
Miguel W. Gomez                                                21,174               97,515           118,689               0
Rahoul Puri                                                    23,089               62,166            85,255               0
Kiet Tran                                                      20,200               63,383            83,583               0
David Wang                                                          0               73,553            73,553               0
Robert Abrams                                                  12,468               56,070            68,538               0
Richard Langston                                                    0               50,150            50,150               0
Don Medley                                                     12,537               37,612            50,149               0
Liang Liu                                                           0               50,150            50,150               0
Erik Antonio de la Iglesia                                          0               50,149            50,149               0
Wim Dewilder                                                   11,282               33,852            45,134               0
Susan Carrie                                                        0               36,776            36,776               0
Julie Zhang                                                         0               35,104            35,104               0

                                                         Number of Vested     Number of Unvested
                                                              Shares                Shares
                                                           Beneficially          Beneficially       Number of    Shares Beneficially
                                                          Owned Prior to        Owned Prior to     Shares That     Owned After the
                 Name of Selling Stockholders              the Offering        the Offering/(1)/    May Sold          Offering
                 ----------------------------            ----------------     ------------------  ------------   -------------------
Todd Wayne                                                          0               31,761            31,761               0
Andrew McLeod                                                       0               26,745            26,745               0
Roy Parker                                                          0               25,075            25,075               0
Donn M. Hall                                                        0               25,074            25,074               0
Heidi Friedrikson                                               6,790               18,284            25,074               0
Mark Wallace                                                        0               25,074            25,074               0
Shub Chowdhury                                                      0               23,403            23,403               0
Richard Robb                                                        0               20,060            20,060               0
William Deninger                                                    0               20,059            20,059               0
Oliver Tan                                                          0               17,385            17,385               0
Paul Vabakos                                                   16,716                    0            16,716               0
Venkatesh Nayak                                                     0               16,716            16,716               0
Felix Manlunas                                                      0               15,044            15,044               0
Charles Hein                                                        0               13,373            13,373               0
Eloisabell Trillo                                                   0               11,701            11,701               0
John Burnett                                                    5,014                3,009             8,023               0
Carolyn M. Bruguera                                             3,343                    0             3,343               0
Elena Meyers                                                      334                    0               334               0
Ricky K. Lowe, Trustee of the Ricky K. Lowe 2000               33,433                    0            33,433               0
 Trust dated October 2, 2000
Ricky K. Lowe, Trustee of the Nina M. Harris-Lowe              33,433                    0            33,433               0
 2000 Trust dated October 2, 2000
Ricky K. Lowe and Nina M. Harris-Lowe, Trustees               125,378              125,374           250,752               0
 of the Ricky K. Lowe & Nina M. Harris-Lowe 1998
 Revocable Trust dated September 24, 1998, as
 amended
Ricky K. Lowe, Trustee of the RKL 2000 Trust No.                3,343                    0             3,343               0
 Three dated November 13, 2000
Ricky K. Lowe, Trustee of the RKL 2000 Green                    5,015                    0             5,015               0
 Trust dated November 13, 2000
Ricky K. Lowe, Trustee of the NMHL 2000 Trust No.               3,343                    0             3,343               0
 Three dated November 13, 2000
Ricky K. Lowe, Trustee of the NMHL 2000 Green                   5,015                    0             5,015               0
 Trust dated November 13, 2000
Miguel W. Gomez, Trustee of the Miguel W. Gomez                15,045                    0            15,045               0
 2000 Grantor Retained Annuity Trust dated
 November 10, 2000
Khanh Diem Vu & Kiet Tuan Tran, Co-Trustees of                  1,671                    0             1,671               0
 the Khanh Diem Vu 2000 Grantor Retained Annuity
 Trust dated November 13, 2000

                                                         Number of Vested     Number of Unvested
                                                              Shares                Shares
                                                           Beneficially          Beneficially       Number of    Shares Beneficially
                                                          Owned Prior to        Owned Prior to     Shares That     Owned After the
                 Name of Selling Stockholders              the Offering        the Offering /(1)/   May Sold          Offering
                 ----------------------------            ----------------     ------------------  ------------   -------------------
Kiet Tuan Tran & Khanh Diem Vu, Co-Trustees of                  1,671                  0              1,671              0
 Kiet Tuan Tran 2000 Grantor Retained Annuity
 Trust dated November 13, 2000
Robert Francois Abrams, Trustee of the Robert                   4,179                  0              4,179              0
 Francois Abrams 2000 Grantor Retained Annuity
 Trust dated November 13, 2000
Carly Okuda Abrams, Trustee of the Carly Okuda                  4,179                  0              4,179              0
 Abrams 2000 Grantor Retained Annuity Trust dated
 November 13, 2000
                                                            ---------          ---------          ---------        -------
      TOTAL                                                 1,459,422          1,424,863          2,884,285              0

(1) The unvested shares vest on a monthly basis in equal installments. Only fully vested shares may be sold under this prospectus.

(2) Promod Haque, one of our directors, is a managing general partner of Norwest Venture Partners VIII, LP and NVP Entrepreneurs Fund VIII, LP.


                              PLAN OF DISTRIBUTION

     We have been advised by the selling stockholders that they may sell all or a portion of their shares of common stock. The selling stockholders plan to sell on the Nasdaq National Market, or otherwise. The selling stockholders may sell their shares at prices and on terms prevailing at the time of sale, at prices related to the then current market price, or in negotiated transactions. The selling stockholders may sell one or more of the following methods:

     . Block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     . Purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

     . On over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

     . Ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     .  Privately negotiated transactions.

     There is no assurance that selling stockholders will offer or sell any or all of their shares of common stock registered under this prospectus.

     In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the selling stockholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. We will pay all expenses incident to the offering and sale to the public of shares by the selling stockholders. We will not pay underwriting commissions or similar charges and legal fees and disbursements of counsel for the selling stockholders.

     We agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of:

     . Such time as each of the selling stockholders may sell all of the shares held by him, her or it without registration pursuant to Rule 144 under the Securities Act within a three-month period;

     . Such time as all of the shares have been sold by the selling stockholders; or

     .  One year from the date of this prospectus.

     We intend to de-register any of the shares not sold by the selling stockholders at the end of such period. At such time, however, any unsold shares may be freely tradable subject to compliance with Rule 144 of the Securities Act.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for Extreme by Gray Cary Ware & Freidenrich LLP, Palo Alto, California.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at June 30, 2000, for the period from July 1, 1999 through June 30, 2000 and for each of the three years in the period ended June 30, 2000, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given upon the authority of such firm as experts in accounting and auditing.

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